Exhibit 1.

FOR IMMEDIATE RELEASE
January 19, 2005

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports record earnings for the year 2004.

Earnings Summary
	4Q 2004	3Q 2004	4Q 2003	12 Months 2004	12 Months 2003
Net income (in thousands)	$7,900	$8,014	$7,553	$30,950	$28,891
Earnings per share	$0.53	$0.54	$0.51	$2.09	$1.95
Earnings per share (diluted)	$0.52	$0.53	$0.50	$2.05	$1.93

Return on average assets	1.17%	1.26%	1.20%	1.22%	1.16%
Return on average equity	13.31%	13.83%	13.61%	13.48%	13.43%
Efficiency ratio	56.79%	59.35%	59.18%	58.25%	59.17%

Dividends declared per share	$0.24	$0.21	$0.21	$0.87	$0.75
Book value per share	$15.91	$15.73	$14.95	$15.91	$14.95

 Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report earnings for the fourth quarter 2004 of $7.9 million or $0.53 per share compared to $7.6 million or $0.51 per share earned during the fourth quarter of 2003 and $8.0 million or $0.54 per share earned during the third quarter of 2004. Earnings for the year ended December 31, 2004 were $31.0 million or $2.09 per share compared to $28.9 million or $1.95 per share earned during 2003. All per share data has been restated to reflect the 10% stock dividend distributed on December 15, 2004.

Fourth Quarter and Year-to-Date Highlights

❖	The Company's basic earnings per share for the fourth quarter 2004 reflects an increase of 3.9% over the fourth quarter 2003. Year-to-date earnings per share increased 7.2% over prior year.

❖	The Company's net interest margin for the fourth quarter 2004 of 3.97% improved 4 basis points from the fourth quarter 2003 but decreased 11 basis points from prior quarter.

❖	The Company’s earning assets grew $244.2 million during the year with $47.0 million in growth occurring during the fourth quarter of 2004.

❖	The Company experienced growth in its loan portfolio at a rate of 9.6% from December 31, 2003.

❖	Asset quality improved during the fourth quarter with nonperforming loans decreasing to $20.1 million at December 31, 2004, a 6.2% decrease from the $21.4 million on September 30, 2004. However, nonperforming loans at December 31, 2004 were a 19.0% increase from December 31, 2003.

❖	Return on average assets for the year ended December 31, 2004 of 1.22% was a 5.2% increase from the December 31, 2003 return of 1.16%. Return on average assets for the fourth quarter 2004 of 1.17% was a decrease from the 1.20% and 1.26% returns for the fourth quarter 2003 and the third quarter 2004, respectively. As was anticipated, a $200 million transaction completed in August 2004, which increased our investment portfolio with funds borrowed from the Federal Home Loan Bank, has been accretive to earnings but has resulted in a lower net interest margin and return on average assets.

❖	Our return on average shareholders' equity for the year ended December 31, 2004 of 13.48% increased 5 basis points from year-end 2003. However, the return on average equity for the quarter ended December 31, 2004 of 13.31% was lower than the returns for the third quarter 2004 and the fourth quarter 2003 by 52 basis points and 30 basis points, respectively.

❖	CTBI's efficiency ratio for the three months ended December 31, 2004 improved to 56.79% from the 59.18% for the three months ended December 31, 2003 and the 59.35% for the three months ended September 30, 2004. The efficiency ratio for the year ended December 31, 2004 improved almost 100 basis points to 58.25% from the 59.17% for the year ended December 31, 2003.

Balance Sheet Review

 The Company’s earning assets grew $244.2 million during the year 2004; $47.0 million of the annual growth occurred during the fourth quarter. The investment portfolio grew $77.9 million during the year with $9.5 million of the growth occurring during the fourth quarter. The year-to-date growth in the investment portfolio was primarily the result of the transaction in August 2004 described above. The Company's loan portfolio grew $166.3 million during the year, $37.5 million of which occurred during the fourth quarter. Loan growth has occurred in all three major loan categories, commercial, residential real estate, and consumer loans. Total deposits and repurchase agreements of $2.2 billion at December 31, 2004 experienced growth of 4.4% over prior quarter and 3.0% from prior year-end.

 Shareholders’ equity of $236.2 million on December 31, 2004 was a 6.7% increase from the $221.4 million on December 31, 2003 and an increase of 1.4% from the $232.9 million on September 30, 2004. The Company's annualized dividend yield to shareholders as of December 31, 2004 was 2.97%.

Asset Quality

 Nonperforming loans at December 31, 2004 of $20.1 million, or 1.1% of total loans, is a decrease from the $21.4 million at September 30, 2004, but an increase from the $16.9 million, or 1.0% of total loans, at December 31, 2003.

 The Company's continued focus on liquidation of foreclosed properties has resulted in the decrease of foreclosed properties to $4.8 million on December 31, 2004 from the $6.6 million reported at December 31, 2003 and the $5.7 million at September 30, 2004.

 Year-to-date net loan charge-offs at December 31, 2004 decreased 21.0% to $6.3 million, or 0.5% of average loans, from the $8.0 million, or 0.6% of average loans, at December 31, 2003. However, net loan charge-offs for the quarter ended December 31, 2004 increased to $2.2 million from the $1.3 million for both the fourth quarter of 2003 and the third quarter of 2004. Our reserve for losses on loans as a percentage of total loans outstanding at December 31, 2004 remained flat to December 31, 2003 and September 30, 2004 at 1.42%.

Net Interest Income

 Our net interest margin of 3.97% for the quarter ended December 31, 2004 is a 4 basis point increase from the quarter ended December 31, 2003 but a decrease of 11 basis points from prior quarter. Our year-to-date net interest margin increased 29 basis points from 3.76% to 4.05%. The quarter over quarter decline in margin was primarily attributable to the investment portfolio transaction in August 2004 described above. Management expects that, as interest rates continue to rise, the Company will benefit in the short term as its variable rate commercial loan portfolio reprices at a more rapid pace than its liabilities but that, by the end of a twelve-month cycle, the margin will be slightly compressed as the repricing of liabilities occurs.

Noninterest Income

 Noninterest income increased less than 1% for the quarter ended December 31, 2004 compared to the quarter ended December 31, 2003 but decreased 4.3% compared to the quarter ended September 30, 2004. Year-to-date noninterest income decreased 6.7% from prior year. The following table displays the quarterly and year-to-date activity in the various significant noninterest income accounts.

Noninterest Income Summary
(in thousands)	4Q 2004	3Q 2004	4Q 2003	12 Months 2004	12 Months 2003
Deposit related fees	$4,434	$4,525	$4,412	$17,658	$17,057
Loan related fees	1,377	1,334	1,203	5,203	4,644
Mortgage servicing rights	83	(200)	(660)	46	(1,269)
Loan valuation adjustments*	47	46	348	1,384	348
Trust revenue	643	638	606	2,456	2,457
Gains on sales of loans	382	368	964	1,619	5,693
Securities gains	50	588	0	639	3,042
Other revenue	1,191	1,276	1,275	4,912	4,400
Total noninterest income	$8,207	$8,575	$8,148	$33,917	$36,372

*Loan valuation adjustments consist of the adjustments to their net realizable value of loans obtained through acquisitions.

Noninterest Expense

 Noninterest expense for the quarter ended December 31, 2004 of $18.7 million was a 2.5% increase from the $18.2 million for the fourth quarter 2003 but a 1.1% decrease from the third quarter 2004. Year-to-date non-interest expense increased 5.5% to $74.6 million from the $70.7 million for the year ended December 31, 2003. The increase in noninterest expense from prior year was primarily attributable to increased personnel expense due to the filling of budgeted key positions and the accrual of a performance-based incentive in the amount of $2.3 million. No incentive accrual was booked in 2003.

Forward-Looking Statements

 Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

 Community Trust Bancorp, Inc., with assets of $2.7 billion, is headquartered in Pikeville, Kentucky and has 71 banking locations across eastern, northern, central, and south central Kentucky, 5 banking locations in southern West Virginia, 2 Loan Production Offices in Kentucky and 5 trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
December 31, 2004
(in thousands except per share data)

	Three	Three	Three	Twelve	Twelve
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	12/31/04	9/30/04	12/31/03	12/31/04	12/31/03

Interest income	$35,459	$32,623	$31,739	$130,401	$128,514
Interest expense	11,067	9,138	9,442	37,189	43,895
Net interest income	24,392	23,485	22,297	93,212	84,619
Loan loss provision	2,685	2,045	2,115	8,648	9,332

Securities gains	50	588	-	639	3,042
Gains on sales of loans	382	368	964	1,619	5,693
Deposit service charges	4,434	4,525	4,412	17,658	17,057
Trust revenue	643	638	606	2,456	2,457
Insurance commissions	105	118	213	367	710
Other noninterest income	2,593	2,338	1,953	11,178	7,413
Total noninterest income	8,207	8,575	8,148	33,917	36,372

Personnel expense	9,836	9,959	8,989	39,501	34,593
Occupancy and equipment	2,329	2,377	2,416	9,484	9,507
Amortization of core deposit intangible	145	145	145	580	580
Other noninterest expense	6,402	6,436	6,699	25,030	26,055
Total noninterest expense	18,712	18,917	18,249	74,595	70,735

Net income before taxes	11,202	11,098	10,081	43,886	40,924
Income taxes	3,302	3,084	2,528	12,936	12,033
Net income	$7,900	$8,014	$7,553	$30,950	$28,891

Memo: TEQ interest income	$35,861	$33,021	$32,131	$131,975	$130,109

Average shares outstanding	14,835	14,805	14,798	14,811	14,821
Basic earnings per share	$0.53	$0.54	$0.51	$2.09	$1.95
Diluted earnings per share	$0.52	$0.53	$0.50	$2.05	$1.93
Dividends per share	$0.24	$0.21	$0.21	$0.87	$0.75

Average balances:
Loans, net of unearned income	$1,884,571	$1,842,208	$1,709,394	$1,816,146	$1,658,289
Earning assets	2,485,203	2,331,175	2,292,814	2,337,540	2,292,251
Total assets	2,694,673	2,535,480	2,496,483	2,543,272	2,492,286
Deposits	2,118,994	2,076,493	2,090,893	2,078,691	2,109,752
Interest bearing liabilities	2,044,600	1,904,067	1,900,093	1,916,353	1,918,802
Shareholders' equity	236,050	230,522	220,189	229,561	215,086

Performance ratios:
Return on average assets	1.17%	1.26%	1.20%	1.22%	1.16%
Return on average equity	13.31%	13.83%	13.61%	13.48%	13.43%
Yield on average earning assets (tax equivalent)	5.74%	5.64%	5.56%	5.65%	5.68%
Cost of interest bearing funds (tax equivalent)	2.15%	1.91%	1.97%	1.94%	2.29%
Net interest margin (tax equivalent)	3.97%	4.08%	3.93%	4.05%	3.76%
Efficiency ratio	56.79%	59.35%	59.18%	58.25%	59.17%

Loan charge-offs	$(2,839)	$(2,145)	$(2,247)	$(9,588)	$(11,704)
Recoveries	683	806	969	3,304	3,754
Net charge-offs	$(2,156)	$(1,339)	$(1,278)	$(6,284)	$(7,950)

Market Price:
High	$34.48	$29.55	$30.66	$34.48	$30.66
Low	28.18	26.56	23.18	$25.16	20.41
Close	32.36	28.26	27.46	$32.36	27.46

	As of	As of	As of
	12/31/04	9/30/04	12/31/03
Assets:
Loans, net of unearned	$1,902,519	$1,864,988	$1,736,260
Loan loss reserve	(27,017)	(26,488)	(24,653)
Net loans	1,875,502	1,838,500	1,711,607
Loans held for sale	-	532	315
Securities AFS	482,280	508,870	421,855
Securities HTM	62,671	64,809	87,497
Other earning assets	51,982	13,269	9,340
Cash and due from banks	77,598	71,058	79,621
Premises and equipment	53,111	51,711	49,990
Goodwill and core deposit intangible	63,371	63,516	63,951
Other assets	42,579	42,662	49,863
Total Assets	$2,709,094	$2,654,927	$2,474,039

Liabilities and Equity:
NOW accounts	$15,101	$15,606	$16,578
Savings deposits	602,484	589,916	597,971
CD's >=$100,000	389,011	366,141	357,573
Other time deposits	730,030	714,268	736,090
Total interest bearing deposits	1,736,626	1,685,931	1,708,212
Noninterest bearing deposits	403,792	375,266	359,403
Total deposits	2,140,418	2,061,197	2,067,615
Repurchase agreements	88,404	74,447	96,507
Other interest bearing liabilities	226,131	266,410	71,478
Noninterest bearing liabilities	17,972	19,942	17,046
Total liabilities	2,472,925	2,421,996	2,252,646
Shareholders' equity	236,169	232,931	221,393
Total Liabilities and Equity	$2,709,094	$2,654,927	$2,474,039

Ending shares outstanding	14,845	14,808	14,808
Memo: Market value of HTM Securities	$61,947	$64,261	$87,061

90 days past due loans	$5,319	$4,775	$5,463
Nonaccrual loans	13,808	15,613	9,705
Restructured loans	974	1,051	1,726
Foreclosed properties	4,756	5,702	6,566

Tier 1 leverage ratio	8.78%	9.14%	8.73%
Tier 1 risk based ratio	11.82%	11.75%	11.35%
Total risk based ratio	13.07%	13.00%	12.60%
FTE employees	954	939	901

Community Trust Bancorp, Inc. reported earnings for the three and nine months ending December 31, 2004 and 2003 as follows:

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2004	2003	2004	2003
(in thousands except per share information)

Net income	$7,900	$7,553	$30,950	$28,891

Basic earnings per share	$0.53	$0.51	$2.09	$1.95

Diluted earnings per share	$0.52	$0.50	$2.05	$1.93

Average shares outstanding	14,835	14,798	14,811	14,821

Total assets (end of period)	$2,709,094	$2,474,039

Return on average equity	13.31%	13.61%	13.48%	13.43%

Return on average assets	1.17%	1.20%	1.22%	1.16%

Provision for loan losses	$2,685	$2,115	$8,648	$9,332

Gains on sales of loans	$382	$964	$1,619	$5,693